SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, April 18, 2017

To

BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange

Company Oversight Department

Attn:     Mr. Nelson Barroso Ortega

Cc:       Securities and Exchange Commission of Brazil (CVM)

Attn:     Mr. Fernando Soares Vieira

Company Relations Superintendent

Mr. Francisco José Bastos Santos

Market Relations and Intermediaries Superintendent

Ref.: Official Letter 659/2017-SAE

Dear Sir:

In reference to Official Letter 659/2017-SAE (“Letter”), dated April 17, 2017, through which you requested clarifications from Braskem S.A. (“Braskem” or “Company”), as transcribed below:

“Dear Managers,

The news article published in the online version of the newspaper Valor Econômico, on April 17, 2017, states, among other things, that:

✓ Braskem contributed to the so-called “bribery department” through slush funds generated by the company and sent to the department;

✓ the company made “off-the-books” payments to acquire Quattor;

✓ Braskem generated slush funds of US$27 million per year.

We did not identity this information in the documents submitted by the company through the Empresas.NET System. If the information was reported, please inform the document and pages on which such information can be found and the date and time on which it was submitted.

Note that the company is required to report periodic, eventual and other information in the interest of the market through the Empresas.NET System to ensure its broad and immediate disclosure and the equitable treatment of its investors and other market participants.

In view of the aforementioned, we request clarifications on the above items by April 18, 2017, without prejudice to the Sole Paragraph, Article 6 of CVM Instruction 358/02, including its confirmation or denial, as well as any other information deemed relevant.

The company’s response must be submitted through the Regular and Special Information (IPE) module, Category: Material Fact or Category: Notice to the Market, Type: Clarifications of CVM/Bovespa Consultations, Subject Matter: News report, which will result in the simultaneous transmission of the file to the BM&FBOVESPA and CVM. The option of

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responding through a Material Fact notice does not preclude any determination by the CVM of liabilities for its untimely disclosure, in accordance with CVM Instruction 358/02.

We remind you that CVM Instruction 358/02, Article 4, Sole Paragraph establishes the requirement to question the managers and controlling shareholders of the company, as well as any other persons with access to material acts or facts, to determine if such persons are aware of information that should be disclosed to the market.

The file to be submitted must include a transcript of the above consultation before the company’s response.

This request is made in connection with the Cooperation Agreement entered into by the CVM and BM&FBOVESPA on December 13, 2011, and failure to comply herewith may subject the company to the application of a financial penalty by the Company Relations Department (SEP) of the CVM, in accordance with CVM Instruction 452/07.”

As requested, Braskem clarifies to the market that:

(a)	it has entered into a leniency agreement with the Federal Prosecution Office (MPF) on December 14, 2016 (“Leniency Agreement”), on which occasion it published a Material Fact notice informing (i) the execution of said agreement, (ii) certain financial information related to the agreement; (iii) that the Leniency Agreement covered all facts verified to date involving Braskem in connection with Operation Car Wash; and (iv) that all other terms of the Leniency Agreement were covered by a nondisclosure agreement;

(b)	it also entered into, on December 21, 2016, a formal agreement with the U.S. Department of Justice ("DoJ") (“Plea Agreement”), with the U.S. Securities and Exchange Commission – SEC ( “SEC Agreement”), and with the Office of the Attorney General of Switzerland (“Switzerland Agreement”, and jointly with the Plea Agreement and Leniency Agreement, a “Global Settlement”), as also announced by the Company in a Material Fact notice published on said date;

(c)	the Plea Agreement and SEC Agreement have been released by competent authorities on their respective websites;

(d)	notwithstanding the lifting, by the authorities, of the confidentiality of the statements given by former employees of Braskem, there were no changes in the nondisclosure obligation imposed on Braskem under the Leniency Agreement. As such, the revelation by Braskem of information protected by the nondisclosure agreement would represent a breach of said agreement by Braskem and consequently cause severe losses for the Company; and

(e)	the facts that are the subject-matter of the collaboration given by former employees of Braskem and Odebrecht involving the Company in connection with Operation Car Wash are covered by the Global Settlement.

More information can be obtained from the Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br .

Sincerely,

Pedro van Langendonck Teixeira de Freitas
Chief Financial and Investor Relations Officer
Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.